Exhibit 99.8

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Tribunal decision protects Rio Tinto’s integrated rail network in the Pilbara
30 June 2010
The Australian Competition Tribunal today handed down its determinations in response to the applications by Rio Tinto to review the decisions by the Federal Treasurer to declare the Hamersley and Robe River railway lines available for third party access under Part IIIA of the Trade Practices Act.
The Tribunal decided that a declaration should not be made with respect to the Hamersley line, finding that providing third-party access in this way would be “contrary to the public interest”. The Hamersley line is the principal artery of Rio Tinto’s integrated operations in the Pilbara, linking 10 of its 12 mines to the coast
The Tribunal also decided that the Robe River line should be declared, but only until 2018, rather than for 20 years as the applicants wished.
Sam Walsh, Rio Tinto chief executive — Iron Ore and Australia, said today: “We are very pleased that the access application over our major Pilbara railway line has been refused.
“We have always been strongly of the view that our integrated operations would be severely disrupted if we were required to allow third parties to operate trains on our rail system,” he said.
“The Tribunal accepted our longstanding argument that rail flexibility was necessary to meet mine and port scheduling requirements and that access would ‘cause significant delays in any expansion projects or innovations’ which Rio Tinto wishes to undertake”.
The Tribunal also found that the costs involved in providing access ‘had the very real potential of dwarfing whatever benefits might exist from avoiding duplication of lines.’
The decision is a significant one, covering many complex issues, and Rio Tinto is now considering it in detail.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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